UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

Penske Automotive Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 per share)

(Title of Class of Securities)

70959W103

(CUSIP Number)

Lawrence N. Bluth, Esq.

General Counsel

Penske Corporation

2555 Telegraph Rd.

Bloomfield Hills, MI 48302

248-648-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Penske Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,181,121 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,181,121 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,293,254 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.5%

14.	Type of Reporting Person CO

(1)

The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 40.2% of the Voting Common Stock outstanding.

(2)

The parties to the Stockholders Agreement (as defined in Item 6 of Amendment 26 to the Schedule 13D, as amended) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 9 to Schedule 13D filed on March 27, 2018 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Penske Corporation would beneficially own 47,503,326 shares, representing 55.9% of the Voting Common Stock outstanding.

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Roger S. Penske

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 657,774

	8.	Shared Voting Power 34,635,480 (1)

	9.	Sole Dispositive Power 657,774

	10.	Shared Dispositive Power 34,635,480 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,293,254 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.5%

14.	Type of Reporting Person IN

(1)

The parties to the Stockholders Agreement (as defined in Item 6 of Amendment 26 to the Schedule 13D, as amended) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui.  In Amendment 9 to Schedule 13D filed on March 27, 2018 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Mr. Penske would beneficially own 48,615,459 shares, representing 57.2% of the Voting Common Stock outstanding.  454,361 of these shares are held indirectly via trust.

CUSIP No. 70959W103	13D

This Amendment No. 30 (this “Amendment”) amends and supplements the amended Schedule 13D filed on behalf of Penske Corporation, a Delaware corporation, and Roger S. Penske with the Securities and Exchange Commission on October 23, 2017 (the “Schedule 13D”), relating to the voting common stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”).  Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D (the “Reporting Persons”). Information reported in the Schedule 13D remains in effect to the extent that is amended, restated or superseded by information contained in this Amendment or a prior amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Annex A to this Amendment and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Based on information provided by the Company, as of March 27, 2018, there were 84,975,410 shares of Voting Common Stock outstanding.  Based on this amount of shares of Voting Common Stock outstanding:

(a)           As of March 27, 2018:

•      Penske Corporation beneficially owned 35,293,254 shares of Voting Common Stock, representing 41.5% of the Voting Common Stock outstanding.  These figures reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group.  The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 40.2% of the outstanding Voting Common Stock.  See Annex A for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

•      Roger S. Penske beneficially owned 35,293,254 shares of Voting Common Stock, representing 41.5% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement (as defined in Item 6 of Amendment 26 to the Schedule 13D, as amended) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, each of Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui.  Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 9 to Schedule 13D filed on March 27, 2018 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation and Roger S. Penske would beneficially own 48,615,459 shares of Voting Common Stock, representing 57.2% of the Voting Common Stock outstanding.

(b)           As of March 27, 2018:

Penske Corporation shared power to direct the vote of 34,181,121 shares of Voting Common Stock and shared power to direct the disposition of 34,181,121 shares of Voting Common Stock.  See Annex A for information with respect to directors and executive officers of Penske Corporation.

Roger S. Penske had the sole power to direct the vote of 657,774 shares of Voting Common Stock, shared power to direct the vote of 34,635,480 shares of Voting Common Stock, had the sole power to direct the disposition of 657,774 shares of Voting Common Stock and shared power to direct the disposition of 34,635,480 shares of Voting Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On March 27, 2018, Penske Corporation and its wholly owned subsidiary, Penske Automotive Holdings Corp. (together with Penske Corporation, “Penske”) entered into a Letter Agreement with Mitsui, pursuant to which the parties amended certain provisions of the Stockholders Agreement (as defined in Item 6 to Amendment 26 to Schedule 13D, as amended) to extend the term by six years through March 26, 2030.  All other provisions of the Stockholders Agreement remain in full force and effect.  A copy of the Letter Agreement is filed with this Amendment as Exhibit 22 and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 22             Letter Agreement re: Amendment of Stockholders Agreement dated March 27, 2018, by and among Penske Corporation, Penske Automotive Holdings Corp., Mitsui & Co. Ltd. and Mitsui & Co. (U.S.A.), Inc.

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSKE CORPORATION

/s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.

Vice Chairman

March 27, 2018

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roger S. Penske
Roger S. Penske

March 27, 2018

CUSIP No. 70959W103	13D

Annex A

Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	93,120
Claude H. Denker III	President, Penske Corporation (1)	29,004
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	6,905
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
DIRECTORS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	93,120
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D’Arcy	Partner, Quantum Group LLC 2301 W. Big Beaver Road, Suite 535 Troy, MI 48084	1,500
Gregory W. Penske	President, Penske Motor Group, LLC 3534 N. Peck Road El Monte, California 91731	33,420
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,594
Richard J. Peters	Managing Director, Transportation Resource Partners, L.P. (1)	20,760
Patrick G. Ryan, Jr.	Chief Executive Officer, Incisent Labs Group 833 W. Jackson Blvd., Suite 800 Chicago, IL 60607	0
Matthew P Cullen	CEO, Jack Entertainment 580 Monroe Detroit, MI 48226	0
Brian Hard	President, Penske Truck Leasing Corporation	22,634

	2675 Morgantown Road Reading, PA 19607
Michael Eisenson	Co-Chairman, Charlesbank Capital Partners 200 Clarendon Street, 54th Floor Boston, MA 02116	96,657
R. Jamison Williams, Jr.	Senior Partner, Williams, Williams, Rattner & Plunkett 380 N. Woodward Ave., Suite 300 Birmingham, MI 48009	3,224
Charles G. McClure	Managing Partner, Michigan Capital Partners 39520 Woodward Ave., Suite 205 Bloomfield Hills, MI 48304	0
Blair Penske Hall	Private Investor, c/o Penske Corporation (1)	2,450
Jay C. Penske	Chairman and CEO, Penske Media Corporation 11175 Santa Monica Blvd. Los Angeles, CA 90025	0
Mark H. Penske	Chairman and CEO, United Advisors Wealth Management 40 Wall Street, Suite 1708 New York City, NY 10005	0

(1)  The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.